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05008580

File No. 82-34816
May 24, 2005

VIA AIR MAIL

Securities and Exchange Commis
Office of International Corporate F
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.

SEGA SAMMY HOLDINGS INC.
Re: Sponsored Level 1 ADR Facility

Dear Sirs:

Pursuant to Rule 12g-3-2 (b) under the Securities Exchange Act of 1934, we, as legal counsels to SEGA SAMMY HOLDINGS INC. (the "Company") with respect to its ADR program, enclose herewith English translations of the documents of which contents were announced by the Company.

- Notice of Personnel and Organizational Changes of Our Subsidiary (SEGA CORPORATION) (Dated March 31, 2005)
- Notice of Adjustment to the Forecasts of Operating Results of SEGA SAMMY HOLDINGS INC. and its Subsidiary (SEGA CORPORATION) (Dated May 13, 2005)

Yours truly,

Fusako Otsuka

FO/ah
Encl.
cc: The Bank of New York
cc: SEGA SAMMY HOLDINGS INC. (w/o encl.)

(Translation)

File No. 82-34816

March 31, 2005

Dear Sirs,

Name of Company: SEGA SAMMY HOLDINGS INC.
Name of Representative: Hajime Satomi, Chairman, President and Representative Director
(Code No. 6460, Tokyo Stock Exchange 1st Section)
Further Inquiry: Koichi Fukazawa, Executive Officer (TEL: 03-6215-9955)

Notice of Personnel and Organizational Changes of Our Subsidiary (SEGA CORPORATION)

Notice is hereby given that in accordance with the resolution adopted at the meeting of the board of directors of SEGA CORPORATION ("Sega"), a subsidiary of SEGA SAMMY HOLDINGS INC. (the "Company"), held on March 31, 2005, personnel and organizational changes will be implemented as of April 1, 2005, as described below:

Description

1. Purpose of organizational changes:

The Company was established through management integration of Sega and Sammy Corporation ("Sammy") as of October 1, 2004, with the aim of becoming the No. 1 integrated entertainment company in the world. During the current business year, Sega Sammy Group in a body has promoted restructuring of its operations steadily to further make a leap forward for the next business years.

For the purpose of the restructuring, it is intended to transfer and integrate the amusement and consumer-related business departments and related subsidiaries of Sammy and the Group to Sega as of April 1, 2005, to make the Group's management more efficient and rational.

To complete the restructuring, through the structural reforms discussed herein, Sega will define the respective responsibilities of its amusement equipment business, amusement facility business and consumer business to materialize the establishment of a profitable base and a lasting growth on a medium- and long-term basis, and also implement organizational changes focused on the restructuring of each division in preparation for the introduction of a company system to speed up decision-making and actions through further delegation of powers.

2. Contents of organizational changes:

(1) Company-wide functions:

(i) The system of three business divisions and two divisions will be changed to a system of three Business Group Divisions.

(ii) For the purpose of the functions of planning in the China and Asia region and filtering businesses from the company-wide perspectives, as well as operational support in terms of business and financing, the function of its Office of China & Asia Business Management will be strengthened.

(iii) As a step of the restructuring in preparation for the introduction of a company system, the current R&D Lineup Management Div. will, according to its functions, be transferred to company-wide organization units, comprising a "Project Management Dept", "License Dept" and "Character Business Dept. ".

(2) Chairman and President Office

(i) To clearly differentiate its functions and roles of the Chairman and President Office from those of the Corporate Group Div. and strengthen its function of top management support, the Chairman and President Office will be promoted from a department to a division.

(ii) Some of the current functions of the Chairman and President Office will be separated to newly form organization units, comprising Executive Assistance Dept, Business Planning Dept and Business Development Dept.

(iii) The functions of the Corporate Communications Dept. will be transferred to a newly established Corporate Communications Dept.

(3) Amusement Business Group Division

(i) The Amusement Machines Sales Group Div., Amusement Facilities Group Div., SEGAAMUSEMENT CO., LTD. and Sammy Amusement Service Co., Ltd., both of which will be merged by Sega as of April 1, 2005, will be integrated to form a Amusement Business Group Division, to which the development functions related to amusement business of the R&D Group Div. will be transferred.

(ii) To develop and expand the most important market for Sega in the future through coordination of the sale of equipment and the operation of facilities in the overseas market, the functions of the Overseas Operations Dept for amusement equipment business and Overseas Operation Dept. for amusement facility business will be integrated to form a new Amusement Machines Business Division .

(iii) Under the Entertainment Facilities Business Division to be established, an Operations Group will be established to improve the efficiencies of facility operations and develop a rental business of pachislot machines for use in amusement facilities, specifically. In addition, to dissolve the New Business Development Dept. to form a

better organization and integrate the functions of facility development and enhance their mobility, a Facilities Development Group will be established.

(iv) To transfer the functions of the Future Entertainment Div. and develop business models not falling under the previous categories and cultivate markets, a Business Development Group will be established.

(v) To integrate the current AM production and purchase functions and production technology functions with quality assurance functions, improve the efficiencies of purchase, production and sale, decrease sales opportunity losses, enhance qualities and improve margins, a [Production Group] will be established.

(vi) To integrate the AM-related software development functions of the R&D Group Div., mechatronics and hardware development functions and functions of development of equipment for facilities and "Mushi-King", etc. and supply products to the amusement facility market and the amusement equipment sale market timely and efficiently, an Amusement R&D Division] will be established. In addition, the other functions of the R&D Group Div. will be transferred to form an AM Software R&D Group , Amusement Products R&D Group and Amusement Products R&D Group.

(vii) The functions of SEGA AMUSEMENT CO., LTD. will be transferred to form a Merchandise Group.

(viii) As an administrative department of the Amusement Business Group Division, an AM General Management Dept will be established.

(4) Consumer Business Group Division

(i) The development functions relating to consumer business will be transferred from the R&D Group Div. to form a Consumer Business Group Division .

(ii) Some of the functions of R&D Group Div. will be transferred to form a Global Entertainment R&D Division and New Entertainment R&D Division.

(iii) As publicized on January 28, 2005, in accordance with the transfer of the EC Business Division of Sega Music Networks Co., Ltd. to Sega by a method of corporate separation, an EC Business Dept will be established under the Network Business Division.

3. Personnel changes (as of April 1, 2005)

(1) Amusement Business Group Division

New Title	Name	Former Title
Managing Director Entertainment Facilities Business Div. Amusement Business Group Div.	Yasuo Tazoe	Managing Director Amusement Facilities Div.

Managing Director Amusement Business Group Div.	Yoshiharu Suzuki	Managing Director Amusement Machines Sales Group Div.
Senior Executive Officer Amusement Overseas Business Div.	Keiji Mori	Senior Executive Officer Amusement Machines Sales Group Div.
Corporate Officer Amusement Machines Business Div.	Toshiya Tabata	Corporate Officer Amusement Facilities Development
Corporate Officer Amusement Products R&D Group	Hiroshi Yagi	Corporate Officer AM Product R&D Div.
Corporate Officer Amusement Machines Business Div.	Shigeru Yamashita	Corporate Officer Amusement Machines Sales Div.
Corporate Officer Amusement R&D Div. Amusement Group Div. Promotions	Yukio Sugino	Corporate Officer R&D Group Div.
Corporate Officer Operations Group	Tsutomu Kiyosue	Corporate Officer Corporate Director, SEGA AMUSEMENT Co.,Ltd.

(2) Consumer Business Group Division

New Title	Name	Former Title
Managing Director Consumer Business Group Div.	Hideki Okamura	Managing Director Consumer Business Group Div.
Corporate Officer Consumer Business Group Div.	Masanao Maeda	Corporate Officer Consumer Business Group Div.

(3) Corporate Group Div.

New Title	Name	Former Title
Corporate Director Head of Corporate Group Operations	Akira Sugano	Corporate Director Head of Corporate Group Operations

(1) Company-wide functions



Shareholders Meeting
Board of directors
Auditor's meeting
CEO
COO
Audit Office
Office of the Chairman and the President
Office of China & Asia Business Management
Executive Assistance Dept
Project Management Dept
Business Development Dept.
Business Planning Dept.
Licensing Dept
Corporate Communications Dept.
Character Business
Amusement Business Group Div.
Corporate Group Div.
Consumer Business Group Div.

(2) Consumer Business Group Div.



Consumer Business Group Div.
Global Entertainment R&D Div.
Sega Studio China R&D Dept.
Creative Center
Sega Studio USA R&D Dept.
Mobile Phone Contents Development Dept
Global Entertainment R&D Dept #1
Global Entertainment R&D Dept #2
Global Entertainment R&D Dept #3
New Entertainment R&D Div.
New Entertainment Software R&D Dept
Sports Design R&D Dept
Network Business Div.
EC Business Dept
PC & Network Business Dept
Online Marketing Dept
Asia Online Business Dept
Mobile Business Dept
Network Operations Dept
Consumer Business Div.
International Business & Product Development Dept
Film & Character Production
Marketing Dept
Sales Dept
Advertising Dept
CS Marketing Dept
Product Dept
CS Sales Management Dept

(3)Amusement Business Group Div.

- Amusement Business Group Div.
  - AM General Management Dept
  - Merchandise Group
    - Merchandise Planning Dept
    - Merchandise Dept
    - Merchandise Purchacing Dept
  - Production Group
    - Quality Assurance Dept
    - Production Purchacing Dept
    - Production Engineering Dept
  - Amusement R&D Div
    - AM R&D Publicity Dept
    - AM Produce Dept
    - AM Plus R&D Dept
    - Family Entertainment R&D Dept
    - Amusement Related R&D Group
      - NM R&D Dept
      - Attraction Simulator R&D Dept
    - Amusement Products R&D Group
      - Hardware R&D Dept
      - Mechanical Products R&D Dept
      - Mechatronics R&D Dept
    - AM Software R&D Group
      - AM R&D Dept. #1
      - AM R&D Dept. #2
      - AM R&D Dept. #3
  - Amusement Machines Business Div.
    - Marketing and Sales Promotion Dept
    - Customer Support Dept
    - Amusement Products Domestic Sales Dept
    - Prize Dept
  - Amusement Overseas Business Div.
    - Overseas Amusement Business Dept
    - Overseas Operations Dept
  - Entertainment Facilities Business Div.
    - Facilities Development Group
      - Facilities Development Dept
      - Planning Dept
      - Architect Planning Dept
      - Refreshment Facilities Development Dept
    - Operations Group
      - Rental Sales Dept
      - Sales & Marketing Promotion Dept
      - Hokkaido Region Oerations Dept
      - Tohoku Region Oerations Dept
      - Northern Kanto Region Operations Dept
      - Tokyo Region Operations Dept
      - Tokai Region Operations Dept
      - Kansai Region Operations Dept
      - Chugoku & Shikoku Region Operations Dept
      - KyushuRegion Operations Dept
      - Combined Facilities Operations Dept
  - Business Development Group
    - Domestic Sales Management Dept
    - Domestic Sales & Marketing Dept
    - MM21 Project Development Dept

(Translation)

File No. 82-34816
May 13, 2005

Dear Sirs,

Name of Company: SEGA SAMMY HOLDINGS INC.
Name of Representative: Hajime Satomi, Chairman, President and Representative Director
(Code No. 6460, Tokyo Stock Exchange 1st Section)
Further Inquiry: Koichi Fukazawa, Executive Officer
(TEL: 03-6215-9955)

Notice of Adjustment to the Forecasts of Operating Results of
SEGA SAMMY HOLDINGS INC. and its Subsidiary (SEGA CORPORATION)

Notice is hereby given that SEGA SAMMY HOLDINGS INC. (the "Company") has adjusted the forecast of its consolidated operating results for the year ended March 31, 2005 (from April 1, 2004 to March 31, 2005) as publicized on November 10, 2004, and also that SEGA CORPORATION ("Sega"), a subsidiary of the Company, has adjusted the forecast of its consolidated operating results for the year ended March 31, 2005 (from April 1, 2004 to March 31, 2005) as publicized on May 18, 2004 and the forecast of its non-consolidated operating results for the year ended March 31, 2005 (from April 1, 2004 to March 31, 2005) as publicized on November 10, 2004, as described below:

Description

1. Adjustment to the forecasts of operating results of SEGA SAMMY HOLDINGS INC. for the year ended March 31, 2005:

(1) Adjustment to the forecast of consolidated operating results for the year ended March 31, 2005 (from April 1, 2004 to March 31, 2005):

(million yen)

	Net Sales	Ordinary Income	Net Income
Adjusted forecast (A)	515,000	104,000	50,000
Previous forecast (B)	528,000	94,000	53,500
Amount of increase or decrease (A-B)	(-) 13,000	10,000	(-) 3,500
Rate of increase or decrease	(-) 2.5%	10.6%	(-) 6.5%
Operating results for the previous year (from April 1, 2003 to March 31, 2004)	-	-	-

* SEGA SAMMY HOLDINGS INC. was established as of October 1, 2004. Hence, no operating results for the previous year are available.

(2) Adjustment to the forecast of non-consolidated operating results for the year ended March 31, 2005 (from April 1, 2004 to March 31, 2005):

There is no change to the forecast of non-consolidated operating results as publicized on April 27, 2005.

2. Adjustment to the forecasts of operating results of SEGA CORPORATION for the year ended March 31, 2005:

(1) Adjustment to the forecast of consolidated operating results for the year ended March 31, 2005 (from April 1, 2004 to March 31, 2005):

(million yen)

	Net Sales	Ordinary Income	Net Income
Adjusted forecast (A)	194,900	6,200	1,700
Previous forecast (B)	204,000	12,500	8,000
Amount of increase or decrease (A-B)	(-) 9,100	(-) 6,300	(-) 6,300
Rate of increase or decrease	(-) 4.5%	(-) 50.4%	(-) 78.8%
Operating results for the previous year (from April 1, 2003 to March 31, 2004)	191,257	12,617	8,760

(2) Adjustment to the forecast of non-consolidated operating results for the year ended March 31, 2005 (from April 1, 2004 to March 31, 2005):

(million yen)

	Net Sales	Ordinary Income	Net Income
Adjusted forecast (A)	102,500	3,600	900
Previous forecast (B)	104,000	5,000	4,500
Amount of increase or decrease (A-B)	(-) 1,500	(-) 1,400	(-) 3,600
Rate of increase or decrease	(-) 1.4%	(-) 26.0%	(-) 80.0%
Operating results for the previous year (from April 1, 2003 to March 31, 2004)	97,268	6,998	9,655

3. Reasons for the adjustment to the forecasts of operating results:

(1) SEGA SAMMY HOLDINGS INC. (Consolidated)

As described above, Sega is expected to register decreased revenues and profits in comparison with the forecast previously publicized, while Sammy Corporation ("Sammy"), a subsidiary of the Company, is expected to register much more sales of pachislot machines than projected. Overall, net sales of the Group remains almost as projected and ordinary income is expected to exceed ¥100 billion, two years earlier that projected in its medium-term management plan. Net income is expected to be lower than previously projected, as the

Company will account for a loss of ¥1.2 billion from early redemption of Sega's convertible bonds and a loss of ¥9.4 billion from redemption in connection with the issuance of substitute bonds for Sammy's convertible bonds, as extraordinary losses accruing temporarily in connection with management integration.

(2) SEGA CORPORATION (Consolidated and non-consolidated)

During the business year under review, Sega has aggressively promoted restructuring of its consumer business, including the merger of its development subsidiary, specialization of development by category, sale of its overseas subsidiary and acquisition of an overseas development company possessing potent intellectual properties, among other things. In the process, Sega has exerted its efforts to establish a system to improve profitability from the business year under review, by postponing the launch of new titles to the following business year and making substantial alterations to titles to be developed with the aim of improving the qualities of such titles. As a result, during the business year under review, sales volumes of game software decreased and revenues and profits on both consolidated and non-consolidated bases are expected to decrease in comparison with the forecasts previously publicized. However, we believe that this is a positive result arising from the efforts to step forward from the business year under review.

On April 1, 2005, Sega established a new [CS Headquarters] by integrating the development divisions and business divisions related with the consumer business. This, uniting its development and marketing functions, is intended to strictly control the schedules, costs and qualities of each title project and clearly define the responsibilities of the business. Sega will steadily promote restructuring to raise profits from the consumer business early.

- END -